AEP Texas Inc.
1 Riverside Plaza
Columbus, Ohio 43215
(614)716-1000

VIA EDGAR	November 17, 2017

Re:	AEP Texas Inc. Registration Statement on Form S-4

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
Reference is made to the registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, of AEP Texas Inc., a Delaware corporation (the “Registrant”), registering the Registrant’s offer to exchange $400,000,000 aggregate principal amount of its 2.40% Senior Notes, Series C due 2022 and $300,000,000 aggregate principal amount of its 3.80% Senior Notes, Series D due 2047 (collectively, the “Exchange Notes”) for any and all of its outstanding 2.40% Senior Notes, Series A due 2022 and 3.80% Senior Notes, Series B due 2047 that were issued on September 22, 2017 (the “Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act.
The Registrant is registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). The Registrant hereby makes the following representations to the Staff of the Commission:
1. The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrant’s information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrant will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2. No broker-dealer has entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Exchange Notes. The Registrant will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrant will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
The filing fee for the S-4 Registration Statement in the amount of $87,150 has previously been deposited by wire transfer of same day funds to the Commission’s account at US Bank.
If you have any questions on the above-referenced S-4 Registration Statement, please contact counsel to the Registrants: Thomas G. Berkemeyer, Associate General Counsel or William E. Johnson, Senior Counsel of American Electric Power Service Corporation, an affiliate of the Registrant at (614) 716-1648 and (614) 716-1624, respectively.

Very truly yours,

/s/ Lonni L. Dieck
Name:	Lonni L. Dieck
Title:	Treasurer